Pure Storage, Inc.
650 Castro Street, Suite 400
Mountain View, California 94041

VIA EDGAR

February 6, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:     Sondra Snyder, Staff Accountant
Gus Rodriguez, Accounting Branch Chief

Re: Pure Storage, Inc.
Form 10-K for Fiscal Year Ended February 6, 2022
Filed April 7, 2022
File No. 001-37570

Dear Ms. Snyder:

This letter is in response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced filing of Pure Storage, Inc. (“we” or the “Company”) set forth in the Staff’s letter dated January 25, 2023.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by our response.

Form 10-K for Fiscal Year Ended February 6, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

1.You disclose pre-tax earnings from foreign operations of $18.0M, $41.96M and $63.56M in the 2020, 2021 and 2022 fiscal years in Note 15. You also disclose significant pre-tax losses from domestic operations of $212.67M, $312.12M and $192.06M in the 2020, 2021 and 2022 fiscal years in Note 15. You discuss your results on a consolidated basis and state that you have recorded no U.S. Federal current income tax and provided a full valuation allowance for U.S. deferred tax assets. However, it is unclear from your discussion what underlying factors are driving these disparate domestic and foreign operating results. Please discuss and analyze the factors driving your pre-tax earnings from foreign operations and your pre-tax losses from domestic operations. Also disclose qualitative and quantitative reasons for any material changes in results or known trends in your domestic and international operations. Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

We acknowledge the Staff’s comment, and we respectfully advise the Staff that the disparity between our domestic and foreign operating results in the periods presented in our annual report on Form 10-K is primarily due to the significant global pre-tax losses of our U.S. parent company and the intercompany transfer pricing arrangements for our international entities.

Our U.S. parent company owns the worldwide legal and economic rights to the Company’s intellectual property and bears most of the costs associated with our worldwide operations. Accordingly, significant pre-tax losses of the U.S. company are closely tied to our global pre-tax losses. Our foreign subsidiaries earn a guaranteed profit margin based on defined costs incurred by our foreign subsidiaries based on transfer pricing principles.

We expect the disparity between our domestic and foreign operating results would narrow over time if we are able to grow our global business and our U.S. pre-tax losses decline. Our foreign subsidiaries' sales and marketing expenses are expected to increase over time as we grow, which would result in higher intercompany transfer pricing revenue and therefore higher pre-tax foreign earnings.

In future filings, we will discuss and analyze material factors driving pre-tax earnings from our foreign operations and pre-tax losses from domestic operations. We will include disclosure, to the extent applicable, in future filings that provides the qualitative and quantitative reasons for any material changes in the Company’s results or known trends in domestic and international operations.

Please contact me with any questions or comments regarding our response at (800) 379-7873, #6041.

Thank you for your assistance.

Sincerely,

/s/ Mona Chu
Mona Chu
Chief Accounting Officer

cc:
Charles Giancarlo, Chairman and Chief Executive Officer
Kevan Krysler, Chief Financial Officer
Nicole Armstrong, Chief Legal Officer
Seth Gottlieb, Cooley LLP
Natalie Karam, Cooley LLP